THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
     4209 Vineland Road, Suite J-1, Orlando, Florida  32811
                         (407) 849-1090
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        December 8, 1994
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement

[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS

    N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   910,432**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               910,432**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      910,432**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
** Includes: (i) shares held by other persons joining in this filing; and (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS

    N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   332,932**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               332,932**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      332,932**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
** Includes: (i) shares held by another person joining in this filing; and (ii) shares that Milley Management Incorporated has the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      SC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
** Includes shares that ELX Limited Partnership has the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC, SC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   164,147
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               164,147
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      164,147
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 6 of 32 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Winchester National, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 7 of 32 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Winter Pond Partners, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

PAGE

     Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), Winchester National, Inc., a Delaware corporation ("WNI"), and Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May
1994) ("Winter Pond"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 Statement ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5") and the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

     The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Amendment No. 4, Amendment No. 5 and Amendment No. 6 were executed and filed, and this Amendment No. 7 to the Original Statement ("Amendment No. 7") is being executed and filed, by AMM, MMI, ELX, Cadmus, WNI and Winter Pond (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6 and/or this Amendment No. 7 relates solely to the Amended Statement Filers (except that Amendment No. 4 was not executed or filed by Winter
Pond), and not to any of such other persons or entities who joined in the Earlier Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

     This Amendment No. 7 is being filed in order to report:

1. that nonqualified and incentive stock options to purchase an aggregate of 22,500 shares of Common Stock pursuant to the Issuer's 1993 Incentive Stock Option Plan that were granted to AMM by the Issuer on September 8, 1993 became exercisable on March 8, 1994 (the "AMM 1994 Stock Options Vesting");

2. the May 19, 1994 grant to AMM by the Issuer of nonqualified stock options to purchase an additional 7,500 shares of Common Stock, and incentive stock options to purchase an additional 17,500 shares of Common Stock, pursuant to the Issuer's 1993 Incentive Stock Option Plan (the "AMM 1994 Stock Options Grants");

3. that 150,500 of the 269,262 presently exercisable warrants to purchase shares of Common Stock that had previously been reported in the Amended Statement as being held by MMI should have been reported as being held by AMM directly (such
   150,500 warrants, the "I Trust Warrants");

4. the May 20, 1994 transfer by AMM to the Alexander M. Milley
   Irrevocable Trust I (the "I Trust") of such I Trust Warrants
   (the "I Trust Warrants Transfer");

5. the May 2, 1994 liquidation and dissolution of Winter Pond (the "Winter Pond Liquidation") and the (i) resulting transfer by Winter Pond to AMM of 60,004 shares of Common Stock (the "Winter Pond Transfer"), and (ii) associated transfer by AMM to the I Trust of such 60,004 shares of Common Stock (the "I Trust Shares Transfer"; and collectively with the I Trust Warrants Transfer, the "I Trust Transfers");

6. the December 8, 1994 exercise by ELX of the Amended Option
   Agreement (as defined in, and filed as Exhibit V to, Amendment No. 2) and the resulting purchase by ELX of 369,800 outstanding shares of Common Stock from The Airlie Group,
   L.P. (the "ELX-Airlie Option Exercise");

7. the April 1994 purchase by Cadmus of 8,000 shares of Common
   Stock in the over-the-counter market (the "Cadmus 1994 0-T-C
   Purchase");

8. the December 8, 1994 purchase by Cadmus of 50,000 shares of Common Stock from The Airlie Group, L.P. (the "Cadmus-Airlie
   Stock Purchase"); and

9. the December 1994 transfer by WNI to Cadmus of 37,273 shares of Common Stock in satisfaction of an outstanding loan made by the former to the latter (the "WNI-to-Cadmus Transfer").

   Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 1.   Security and Issuer

     The principal executive offices of the Issuer have been
moved to 4901 Vineland, Suite J-1, Orlando, Florida  32811
(telephone (407) 849-1090).

Item 2.   Identity and Background

     (b) The business address of each Amended Statement Filer has been moved to 4901 Vineland, Suite J-1, Orlando, Florida
32811 (telephone (407) 849-9800).

     (a)-(f) In Amendment No. 3, certain background information was presented with respect to Robert C. Shaw ("RCS"), Thomas R. Druggish ("TRD") and Philip F. Strassler ("PFS"). AMM is the sole director, an executive officer and the majority stockholder of MMI. TRD is also an executive officer of MMI. AMM, RCS, PFS and David M. Doolittle ("DMD"), each of whom are citizens of the United States, are the directors and/or executive officers of Cadmus. DMD's present principal employment is serving as a principal of MMI, and his business address is 4901 Vineland, Suite J-1, Orlando, Florida 32811. The business address of each of AMM, RCS and TRD has been moved to 4901 Vineland, Suite J-1, Orlando, Florida 32811. The business address of PFS (and Philip
F. Strassler, C.P.A., P.C., the entity in which PFS's principal employment is conducted), has been moved to One Linden Place, Suite 405, Great Neck, New York 11021.

     During the last five years, DMD (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Of all the transactions enumerated in the third narrative paragraph of this Amendment No. 7 (the "Amendment No. 7
Transactions"), only the ELX-Airlie Option Exercise, Cadmus 1994
0-T-C Purchase and Cadmus-Airlie Stock Purchase involved the payment or transfer of funds.

     The source of the funds for the ELX-Airlie Option Exercise, totalling $1,155,625 (or $3.125 per share), was a loan (the "ELX-Airlie Option Exercise Loan") in that amount made by the Issuer. The terms of such Loan are as follows: (A) three-year maturity with all interest and principal payable at that time; (B) interest accruing from origination at the Issuer's cost of the funds plus 1/2%; and (C) all payments are permitted to be made, at the option of ELX: (i) in cash, (ii) by surrender of indebtedness of the Issuer having an outstanding principal amount equal to the amount of the payment or prepayment then due; (iii) by surrender of equity securities of the Issuer with a value equal to the amount of the payment or prepayment then due; (iv) by surrender of warrants of the Issuer with a value equal to the amount of the payment or prepayment then due; or (v) by any combination of the foregoing.

     The source of the funds of the Cadmus 1994 O-T-C Purchase, totalling $48,000 (or $6.00 per share), was Cadmus's own working capital funds obtained from the conduct of its investment and management consulting business.

     The source of the funds of the Cadmus-Airlie Stock Purchase, totalling $262,500 (or $5.25 per share), was a combination of:
(A) the prepayment by the Issuer of a $125,000 principal amount 14 1/2% Note (as defined in Amendment No. 6) held by Cadmus; and
(B) Cadmus's own working capital funds obtained from the conduct of its investment and management consulting business. See Amendment No. 3 and Amendment No. 6 for information with respect to such 14 1/2% Note.

Item 4.   Purpose of Transaction

     AMM Stock 1994 Options Vesting; AMM 1994 Stock Options Grants. The purpose of the Issuer's 1993 Incentive Stock Option Plan and the grant of options thereunder is to establish as close an identity as feasible between the interest of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

     Winter Pond Transfer. In the May 2, 1994 Winter Pond Liquidation, the partners of Winter Pond received a pro rata distribution of its sole asset, 80,014 shares of Common Stock, with the result that AMM received 60,004 shares of Common Stock (the "Winter Pond Transfer"). The purpose of the Winter Pond Transfer was to implement the wish of all of the partners of Winter Pond that it be dissolved and wound up and that its assets be distributed to its partners in accordance with their respective partnership percentages.

     I Trust Transfers. The purpose of the I Trust Transfers was to implement certain estate planning and tax planning goals of AMM.

     ELX-Airlie Option Exercise.   The ELX-Airlie Option
Exercise, as well as the Cadmus-Airlie Stock Purchase, were part of a larger transaction (the "Airlie Transactions") in which The Airlie Group, L.P. ("Airlie") divested itself of all of its equity and debt securities of the Issuer (consisting of shares of Common Stock, Series A Warrants to Purchase Common Stock and two series of Senior Subordinated Notes). Most of such securities were purchased by the Issuer. Airlie was unwilling to engage in any of the Airlie Transactions unless all of such equity and debt securities were included and, as Airlie did not have the right to sell shares of Common Stock to an extent that it would not have enough remaining to satisfy an exercise of the Amended Option Agreement, ELX effected the ELX-Airlie Option Exercise in order to facilitate the entire Airlie Transactions. ELX also considers the ELX-Airlie Option Exercise price to be a favorable price for the Common Stock.

     In connection with the Airlie Transactions, Airlie was released from all contractual obligations to the Issuer and its affiliates, including its obligation pursuant to the Purchase Agreement (as defined in, and filed as Exhibit A to, Amendment No. 6) to grant the Option (as defined in Amendment No. 6) to MMI in certain events described therein.

     Cadmus 1994 O-T-C Purchase; Cadmus-Airlie Stock Purchase. The purpose of the Cadmus 1994 O-T-C Purchase and Cadmus-Airlie Stock Purchase was to increase Cadmus's investment in the Issuer at a time when shares of Common Stock were available at what Cadmus considers to be a favorable price.

     WNI-to-Cadmus Transfer. The WNI-to-Cadmus Transfer involved 37,273 shares of Common Stock, or WNI's entire investment in the Issuer. As reported in Amendment No. 4, WNI financed the purchase of these shares with a loan obtained from Cadmus. The WNI-to-Cadmus Transfer was effected in order to payoff in full the outstanding principal of an interest on such loan, or $186,488.05 in the aggregate. (Accordingly, the value of the WNI-to-Cadmus Transfer was approximately $5.00 per share.)

     (a) From time to time after the date hereof any one or more of AMM, MMI, ELX, Cadmus and WNI may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

     (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 910,432. Of these shares: (i) 20,000 are outstanding shares held directly by AMM; (ii) 77,500 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM under the Issuer's 1993 Incentive Stock Option Plan; (iii) 50,023 are outstanding shares held by MMI; (iv) 118,762 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; (v) 369,800 are outstanding shares held by ELX; (vi) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares granted by Continental Illinois Equity Corporation; and (vii) 164,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 17.4% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX and Cadmus.

     I Trust. Shares of Common Stock beneficially owned (or, in accordance with Rule 13d-3 under the Exchange Act, deemed to be beneficially owned) by the I Trust are not beneficially owned by AMM (or any other Amended Statement Filer), since AMM (and each other Amended Statement Filer) does not have or share any voting power or any investment power with respect to any securities (or other property) held by the I Trust. AMM is not a trustee of the I Trust, nor under the terms of the I Trust is he permitted to be such a trustee. This filing shall not be construed as an admission that any Amended Statement Filer is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock (or other property) held directly by the I Trust. The I Trust is not the beneficial owner of 5% or more (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act) of the Common Stock and, accordingly, the I Trust is not joining in this Amendment No. 7.

     MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 332,932. Of these shares: (i) 50,023 are outstanding shares held directly by MMI; (ii) 118,762 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; and (iii) 164,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 6.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

     ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares: (i) 369,800 are outstanding shares held directly by ELX; and (ii) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares granted by Continental Illinois Equity Corporation. On a percentage basis these shares represent approximately 9.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 164,147, consisting entirely of outstanding shares held directly by Cadmus. On a percentage basis these shares represent approximately 3.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     WNI. WNI no longer holds or beneficially owns any shares of Common Stock (or any options or warrants to purchase shares of Common Stock).

     Winter Pond. Winter Pond is now dissolved and no longer holds or beneficially owns any shares of Common Stock (or any options or warrants to purchase shares of Common Stock).

     (b) Each of AMM, MMI, ELX and Cadmus has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. AMM's beneficial ownership of shares held (or subject to options or warrants held) by (i) MMI arises solely from his capacity as director, President and majority stockholder thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, and (iii) Cadmus arises solely from his capacity as director, President and (through his majority ownership of MMI) controlling shareholder thereof; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as held directly by MMI, ELX or Cadmus. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as the controlling shareholder thereof. This filing shall not be construed as an admission that MMI, ELX, Cadmus, WNI or Winter Pond is, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as held directly by any other Amended Statement Filer, and each of MMI, ELX, Cadmus, WNI and Winter Pond hereby disclaims beneficial ownership of such shares.

     (c) Reference is hereby made to the descriptions and discussions of the transactions enumerated in the third narrative paragraph of this Amendment No. 7 appearing elsewhere in this Amendment No. 7, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

     (e) Both WNI and Winter Pond ceased to be the owner of any shares of Common Stock (or any options or warrants to purchase shares of Common Stock) in December 1994.


Item 6.   Contracts, Arrangements, Understanding or Relationships
          With Respect to Securities of the Issuer

     AMM 1994 Stock Options Vesting. The grant of the options to purchase an aggregate of 22,500 shares of Common Stock pursuant to the Issuer's 1993 Incentive Stock Option Plan that are the subject AMM 1994 Stock Options Vesting is described in Item 6 of Amendment No 6. (as the "Nonqualified Stock Option Grant" and the "Qualified Stock Option Grant"), which description is hereby incorporated herein by reference in response to this Item.

     AMM 1994 Stock Options Grants. The options to purchase 25,000 shares of Common Stock that are the subject of the AMM 1994 Stock Options Grants (the "AMM 1994 Stock Options") are governed by the terms of two 1993 Incentive Stock option Plan option Grants, each dated May 19, 1994 (the "AMM 1994 Stock Options Agreements") from the Issuer to AMM. The AMM 1994 Stock Options Agreements are attached hereto as Exhibits B and C, and their terms are hereby incorporated herein by reference in response to this Item. The AMM 1994 Stock Options Agreements permit AMM to purchase up to 25,000 shares of Common Stock at a price of $5.75 per share. These stock options are presently exercisable and expire on May 19, 2004.

     The following is a brief description of the terms of the AMM 1994 Stock Options Agreements. AMM may exercise the AMM 1994 Stock Options by delivery of a written notice to a designated officer of the Issuer. Unless the shares acquired upon exercise have been registered under the Securities Act of 1933, AMM shall provide the Issuer with a letter to the effect that the shares are being purchased for his own account for investment and not with a view to distribution or resale, and to such other effects as the Issuer deems necessary to comply with Federal and state securities laws. The option price payable on exercise may be paid in cash, by delivery and assignment to the Issuer of securities of the Issuer owned by AMM or by a combination of these; alternatively, AMM may purchase the shares through a "cashless" exercise. The Issuer's obligation to deliver the shares of Common Stock upon exercise of the option shall be subject to AMM's satisfaction of all applicable Federal, state and local tax withholding obligations. The option may not be transferred by AMM except by will or the laws of descent and distribution. If AMM ceases to be eligible to exercise the option, the option may nevertheless be exercised within ninety days of his becoming ineligible if the Issuer consents thereto in writing or if AMM became ineligible through retirement. In the event of AMM's death or disability, the option may be exercised by AMM's executor or heir within the one-year period following his death or disability.

     The provisions of the AMM 1994 Stock Options Agreements are subject to the terms and conditions of the Issuer's 1993
Incentive Stock option Plan.  Such Plan has been filed as Exhibit
D to Amendment No. 5, and its terms are hereby incorporated herein by reference in response to this Item.

     Winter Pond Liquidation. The Winter Pond Liquidation was effected pursuant to the terms of a Dissolution Agreement in the form attached hereto as Exhibit D, and its terms are hereby incorporated herein by reference in response to this Item.

     ELX-Airlie Option Exercise; Cadmus-Airlie Stock Purchase.
In connection with the effectuation of the ELX-Airlie Option Exercise and Cadmus-Airlie Stock Purchase, ELX and Airlie executed an Exercise of Option - Assignment of Registration Rights instrument in the form attached hereto as Exhibit E, pursuant to which (among other things) Airlie assigned to ELX and Cadmus all of its rights with respect to the shares of Common Stock respectively acquired by ELX and Cadmus in such transaction under the Amended Registration Rights Agreement (as defined in, and filed as Exhibit U to, Amendment No. 2).

     The terms of the ELX-Airlie Option Exercise Loan are memorialized in a Promissory Note made and executed by ELX in the form attached hereto as Exhibit F. Reference is hereby made to the terms of such Loan and Note as described in Item 3 hereinabove and in such Exhibit F, which descriptions are hereby incorporated herein by reference in response to this Item.

     ELX.  The Agreement of Limited Partnership of ELX (filed as
Exhibit I to the Original Statement) is currently contemplated to be amended, but the form and substance of all of its provisions, as amended, have not yet been determined. It is expected, however, that ELX and its business will continue to be conducted solely by its general partner, AMM, and that he will be given all of the rights and powers of a general partner under Delaware's limited partnership statute, including the right to exercise options to purchase and otherwise acquire Common Stock, to vote Common Stock and to dispose of Common Stock. All the various rights, powers, duties and obligations of the partners in ELX will be as set forth in the definitive version of the Agreement of Limited Partnership (as so amended), and such document will be filed as an exhibit to a future amendment to the Amended Statement no later than the time that such an amendment may otherwise be required to be filed under the Exchange Act.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated October 8, 1993, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Winchester National, Inc. and Winter Pond Limited Partners, L.P. (incorporated by reference to Exhibit A to Amendment No. 5)

     Exhibit B - ELXSI Corporation 1993 Incentive Stock Option
Plan Option Grant, dated May 19, 1994, granting AMM nonqualified options to purchase 7,500 shares of Common Stock (part of the AMM
1994 Stock Options)

     Exhibit C - ELXSI Corporation 1993 Incentive Stock Option
Plan Grant, dated May 19, 1994, granting AMM incentive stock options to purchase 17,500 shares of Common Stock (the remainder of the AMM 1994 Stock Options)

     Exhibit D - Form of Dissolution Agreement for Winter Pond
Partners, L.P., dated as of May 2, 1994

     Exhibit E - Form of Exercise of Option - Assignment of
Registration Rights executed by ELX and Airlie

     Exhibit F - Form of Promissory Note made by ELX payable to the Issuer, dated December 8, 1994

PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 20, 1994

                                 MILLEY MANAGEMENT
                                   INCORPORATED
/s/ Alexander M. Milley
--------------------------
Alexander M. Milley                    By:/s/ Alexandar M. Milley
  individually
-----------------------                _________________________-
                                       Alexander M. Milley
                                       President

ELX LIMITED PARTNERSHIP                CADMUS CORPORATION

By:/s/ Alexandar M. Milley             By:/s/ Alexandar M. Milley
   -----------------------                -----------------------
   Alexander M. Milley                    Alexander M. Milley
   Sole General Partner                   President


WINCHESTER NATIONAL, INC.              WINTER POND PARTNERS, L.P.
                                       (In Dissolution)

By:/s/ Alexandar M. Milley             By:/s/ Alexandar M. Milley
   -----------------------                -----------------------
   Alexander M. Milley                    Alexander M. Milley
   President                              Liquidating Partner